Ballard Spahr LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103

March 4, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	TransEnterix, Inc. Pre-Effective Amendment to Registration Statement
on Form S-3 (File No. 333-209486) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of TransEnterix, Inc. (the “Company”), this letter serves to inform the Commission that the date of February 2, 2016 on Exhibit 24.1 to the above-referenced Registration Statement does correctly document the date on which the directors of TransEnterix, Inc. granted a Power of Attorney to Todd M. Pope, Joseph P. Slattery and Joshua B. Weingard with respect to the Registration Statement and any amendments thereto. The actions took place at a meeting of the Board of Directors of the Company held on February 2, 2016.

Please direct any questions regarding this letter to Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4602 or to me at (215) 864-8631.

Sincerely,

/s/ Mary J. Mullany
Mary J. Mullany